[Letterhead of Kelley Drye & Warren LLP]

November 30, 2006

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-7010

Attention:	Mr. John Reynolds

Assistant Director

Ms. Cathey Baker

Re:	Symmetry Holdings Inc.

Amendments to the Registration Statement on Form S-1

File No. 333-135353

Filed October 3, 2006 and October 16, 2006

Ladies and Gentlemen:

On behalf of Symmetry Holdings Inc. (“Symmetry” or the “Company”), set forth below is the Company’s response to your letter of comment dated November 21, 2006 to Mr. Corrado De Gasperis, Chief Executive Officer of the Company. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, we have repeated each comment below followed by the Company’s response thereto.

General

1.       We note the disclosure that your statement that “initial business combination must be consummated with one or more operating businesses whose fair market value is ... equal to at least 80% of our net assets ... at the time of the execution of a definitive agreement for the acquisition.” We also note your definition that “‘business combination’ mean an acquisition, directly or through one or more subsidiaries, of (or control of) one or more operating businesses ....” (Emphasis added.) Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Would the threshold be determined by

Securities and Exchange Commission

November 30, 2006

the resulting interest your shareholders receive in the aggregate following consummation of the transaction?

The Company has advised us that the determination of whether its initial business combination satisfies the requirement that it have a fair market value equal to at least 80% of its net assets, will be determined by establishing the fair market value of the target acquisition, whether it is an acquisition of assets or of equity.

The Company has revised the disclosure to clarify how this requirement will be satisfied in the event that the Company acquires less than 100% of a business. The Company has revised the disclosure on pages 3, 67, 70 and 80 to state that if a controlling interest is acquired (but such interest is less than 100%), then such controlling interest must have a fair market value equal to at least 80% of the Company’s net assets (excluding the deferred underwriting discounts and commissions held in the trust account) at the time of execution of a definitive agreement for the acquisition.

If the structure of the initial business combination was a share exchange, the determination of the fair market value of the target acquisition and whether such fair market value is equal to 80% of the Company’s net assets, would be made prior to the consummation of the share exchange. In other words, the 80% net asset threshold would not be determined by the value of the resulting interest the Company’s stockholders would receive in the aggregate following consummation of the transaction.

2.       We note that the company has a directed share program whereby 125,000 units will be offered for sale to “directors, officers, existing stockholders, other persons with whom we have a relationship or affiliates of such persons.” Please provide us with copies of all of the materials sent to potential directed shares participants. Also advise us if and when the company made communications about the directed share program to the noted groups of people. Describe to us the substance of any communications. We may have further comment.

The Company has advised us that, as noted in the current disclosure, the directors, officers and existing stockholders of the Company may participate in the directed unit program. The Company has advised us that it has not provided any material to or had any communication with these potential directed unit program participants. Other potential directed program participants have not been identified and, as such, no materials have been distributed and no communications have been made regarding the directed unit program. Any offers will only be made by means of the prospectus.

Cover page

3.       Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please advise us how the company will satisfy each criterion for at least one of the listing standards on the exchange.

Securities and Exchange Commission

November 30, 2006

Please include, in the appropriate section, a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

The Company has currently disclosed, on the cover page, as well as on pages 7, 33, 81, 85,93 and 96, that it “anticipates” that its units “will be listed on the American Stock Exchange.” This disclosure is based on the status of the Company’s AMEX listing application, and iterative discussions with representatives of the American Stock Exchange (“AMEX”) regarding the sufficiency of its application and its prospects for listing on the AMEX. The Company submitted its listing application on July 31, 2006. The Company received a set of written comments and inquiries on August 25, 2006. On September 8, 2006, the Company submitted its responses to these comments and inquiries. Since submitting such responses, the Company has received additional verbal inquiries and has submitted written responses and updates to its application on each of October 17, 2006, October 25, 2006 and October 31, 2006. Throughout this period, the Company has been actively engaged in discussions with its AMEX listing representative. As of November 27, 2006, except for changes reflected in Amendment No. 4 to the Company’s Registration Statement on Form S-1, the Company has no other outstanding items under AMEX staff review. The AMEX has also advised the Company that final committee approval can be obtained once the Company provides them a reasonably certain projection of its trading date. Based upon these discussions, the Company believes that its listing application for its units will be approved.

With regard to the Company’s compliance with the listing standards of the AMEX, based on the current structure of the offering as disclosed in the prospectus and on closing of the offering, the Company will meet all of the AMEX requirements for listing, including two of the four sets of quantitative listing requirements: Standards 3 and 4. Standard No. 3 has four requirements: a minimum market capitalization of $50 million, a minimum market value or public float of $15 million, a minimum share price of $2 and minimum shareholders’ equity of $4 million. Standard No. 4 has only three requirements: a minimum market capitalization of $75 million, a minimum market value or public float of $20 million and a minimum share price of $3.

With regard to the listing standard relating to the required number of public stockholders and shares held by such stockholders, the underwriters have provided AMEX with a letter as to compliance with the requirement of having 400 public stockholders upon the completion of the offering.

The Company has revised its disclosure on pages 95-96 to set forth these quantitative AMEX listing requirements and that it will be in compliance with such requirements upon completion of its offering as currently structured and disclosed in the prospectus.

Securities and Exchange Commission

November 30, 2006

Private Placement, page 6

4.       We note your response to comment 7. Please revise to include your response in this section.

The Company has complied with this comment by revising the disclosure on pages 6 and 88 to state: “The purchase price for the warrants will be paid solely by the existing stockholder who will be purchasing the warrants. Although some of our existing stockholders may borrow funds to purchase the warrants, our existing stockholders will retain full beneficial ownership of the warrants and the warrants will not be pledged as collateral for such borrowed funds, if any.”

The Offering, page 7

5.       We note that in a directed unit program up to 125,000 units will be offered “to persons who are our directors, officers, existing stockholders, other persons with whom we have a relationship or affiliates of such persons ....” Revise to clarify the noted category of ‘other persons with whom we have a relationship or affiliates of such persons.’

The Company has revised the disclosure on the cover page and pages 9 and 109 to provide that the directed unit program will be offered for sale to “our directors, officers and existing stockholders, and their family and friends.”

6.       We do not understand your statement regarding the directed unit program that “no offers have yet been made to any such persons nor have any potential participants yet been identified.” (Emphasis added.) Please revise to clarify your statement. It appears that you have already identified some potential participants.

The Company has complied with this comment by revising the disclosure on pages 9 and 109 to add the following sentence: “Other than directors, officers and existing stockholders, no other potential participants have yet been identified.”

Offering proceeds to be deposited in trust account, page 10

7.       Please revise to indicate the amount of gross proceeds of the offering not deposited in the trust account.

The Company had previously provided such disclosure on page 10 beginning with the second sentence of the first paragraph of the section entitled “Offering proceeds to be deposited in trust account” which provides: “The remaining $4,575,000 (or $5,025,000, if the underwriters’ over-allotment option is exercised in full) of gross proceeds will not be deposited in the trust account and will be used to pay the expenses of this offering, including the underwriters’ discounts and commissions.” The Company has

Securities and Exchange Commission

November 30, 2006

further clarified this disclosure to indicate that the underwriters’ discounts and commissions that are to be paid from the gross proceeds not deposited in the trust account are those commissions and discounts that are not deferred.

Public stockholders must approve initial business combination, page 11

8.       We note your response to comment 12. We reissue comment 12 from our letter of September 27, 2006. We note your amended disclosure on pages 11 but the replacement of “less than 20%” for “up to” does not address the Staff’s previously-stated concern. As noted in our prior letter, such disclosure would appear to leave open the possibility that you will structure a transaction in which less than 19.99% would be able to convert.

Please confirm, if true, that it is the company’s understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward.

Please revise your registration statement to provide the disclosure referenced above or revise to add risk factor disclosure which addresses the company’s ability to structure a transaction in which less than 19.99% of public stockholders would be able to convert. We may continue to have further comment.

As discussed with the SEC representatives on November 28, 2006, it is the Company’s understanding and intention in every case to structure and consummate an initial business combination only if public stockholders owning up to 19.99% of the shares of common stock underlying the units offered by this prospectus have the right and ability to exercise their conversion rights. The Company views the 19.99% threshold as a term of the offering under the federal securities laws and an obligation to the public stockholders and it is not its intention to ever lower the 19.99% threshold. Accordingly, this condition is contained in the Company’s Amended and Restated Certificate of Incorporation as a condition to structuring the initial business combination. Moreover, the Company’s officers and directors have agreed that they will not take any action to modify or waive, and will vote their shares against any amendments to, the provisions of the Company’s Amended and Restated Certificate of Incorporation containing such conditions. The Company has revised the disclosure on pages 12 and 71 to include this statement.

In addition, in using the language “up to 19.99%”, it is the Company’s intention to indicate a threshold below which any percentage of common stock can be converted (in other words, from 0% to 19.99% of the common stock can be converted) and over which (i.e., 20% or more) no stockholder could convert as such election will become null and void if the initial business combination is not approved. As noted above, the Company has advised us that it is not its intention to ever lower this threshold in structuring its initial business combination.

Securities and Exchange Commission

November 30, 2006

Risk Factors

9.       We note your response to comment 21. We continue to believe that the comment is appropriate. Revise to address the risks that initial business combination will probably be with a single target business and that there is no current market for the securities in the risk factor section.

The Company has revised this disclosure by adding the two referenced risk factors on pages 23 and 34. In addition, as noted in our October 3, 2006 response to your prior comment 21, we have also included substantially the same disclosure on pages 67-69 of the prospectus under “Proposed Business – Effecting a Business Combination – Acquisition of more than one business” and on page 106 of the prospectus under the heading “Underwriting – Pricing of Securities.”

10.     We note your response to comment 22. We continue to believe that the comment is appropriate. Revise to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

The Company has complied with this comment by updating the disclosure on pages 21-22 with respect to the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

11.     The risk factors need to be set forth in the order of materiality. Revise your risk factors to present risk factor 8 “If we are forced to distribute the funds held in trust account before ...” closer to the beginning of the risk factors section.

The Company has complied with your comment by making former risk factor 8 the current risk factor 3. The Company has advised us that it believes that the risks described in the prospectus, as revised, comply with Item 503(c) of Regulation S-K, which provides that the discussion of the risks must be concise and organized logically.

12.     Please revise risk factor 8 to discuss how the liabilities and obligations will be paid if such remaining assets are insufficient for this purpose.

The Company has complied with this comment by revising the disclosure on page 21

13.     Please revise the first sentence in risk factor 19 to indicate the amount of the underwriters’ discounts and commissions. Also revise to indicate the amount and sources of funds available to cover the company’s expenses for the next 24 months.

Securities and Exchange Commission

November 30, 2006

The Company has complied with the first sentence of this comment by revising the disclosure on page 31 in the first sentence of such risk factor to indicate the amount of the underwriters’ discounts and commissions that will be paid from the offering proceeds and not deferred and deposited into the trust account.

With regard to the amount and sources of funds available to cover the Company’s expenses for the 24 months following the offering, the Company had previously provided such disclosure in the second sentence of risk factor 19 as follows: “After payment of the offering expenses and repayment of the loan of $500,000 from a director and stockholder, Mr. Playford, we will use the proceeds from the private placement and a portion of the interest income earned on amounts held in the trust account to cover our expenses for the next 24 months, including expenses incurred in identifying a target business and the negotiation and consummation of our initial business combination.” (Emphasis added.) During our discussion with the SEC representatives on November 28, 2006 regarding this comment, we understood that there was a concern that the various disclosures in the registration statement regarding the amount and source of funds may be conflicting. We have reviewed the entire registration statement and have ensured that there is no different or conflicting language in the document with regard to the amount and sources of funds available to cover the Company’s expenses for the 24 months following the offering. Accordingly, the Company believes that the language quoted above complies with this request.

Forward-Looking Statements, page

14.     We note your statement that “[a]ll subsequent written and oral forward-looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by the factors described in this prospectus.” We do not understand your basis for the noted statement. Revise to delete the noted statement or advise us as appropriate.

The Company has complied with this comment by deleting the referenced statement.

Use of Proceeds, page 39

15.     We note your response to comment 37. We also note your statement that “these are estimates only. Our actual expenditures for some or all of these items may differ from those set forth herein.” We also note your statement that “[w]hile the actual amounts could vary form the estimates, we do not intend to expend such funds for other than the specific line items identified above.” Please revise to reconcile your noted statements. As previously noted, you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the specific alternatives to such use are indicated. We may have further comment.

Securities and Exchange Commission

November 30, 2006

The Company has complied with this comment by revising the disclosure on page 44 to clarify that the amounts provided in the “Use of Proceeds” section are estimates only and that, with regard to the “Possible uses of funding” discussion, the Company believes that the amount estimated (i.e., $3,000,000) will be sufficient to fund all of its expenses until it consummates an initial business combination within the time period and terms described in the prospectus.

Conversion Rights, page 67

16.     We note your change which indicates that the business combination will go forward if “such proposed initial business combination is approved by a majority of the shares of common stock voted by the public stockholders.” Advise us whether the noted standard is consistent with the Delaware law requirements. Also confirm that the noted standard is consistent with your Amended and Restated Certificate of Incorporation.

The Company has advised us that, based on advice of its Delaware counsel, the noted standard is consistent with the Delaware law requirements for most transaction structures. However, in order to clarify its disclosure, the Company has added the following sentence on page 71: “Notwithstanding the preceding sentence, if the structure of our initial business combination, such as a merger or consolidation in accordance with the procedures contained in Subchapter IX of the Delaware General Corporation Law, requires the approval of a majority of outstanding shares of our common stock entitled to vote thereon, we will only proceed with such business combination if we obtain such approval.”. The Company has also advised us that the noted standard is consistent with its Amended and Restated Certificate of Incorporation.

Principal Stockholders, page 88

17.     Revise to indicate the percentage of the class owned by the noted stockholders.

The Company has complied with this comment by revising the disclosure on page 92.

Directed Unit Program, page 106

18.     Please revise your disclosure to clarify whether the underwriters administer the directed unit program.

The Company has complied with this comment by revising the disclosure on pages 9 and 109 to indicate that Gunn Allen Financial, Inc. will administer the directed unit program.

19.     Advise us whether any person or firm receiving the directed units is a broker-dealer registered with the NASD.

The Company has advised us that none of its directors, officers or existing stockholders is a broker-dealer registered with the NASD. The other potential participants in the directed unit program have not been identified.

Securities and Exchange Commission

November 30, 2006

20.     Briefly advise us why the units offered in the directed unit program are not required to be disclosed in the Certain Relationships and Related Party Transactions section pursuant to Item 404 of Regulation S-K.

The Company has enhanced the existing disclosure on page 89 in the section entitled, “Certain Relationships and Related Party Transactions –Conflicts of Interest” to indicate that the shares of common stock included in any units the directors may purchase in the directed unit program will be released from escrow only if the initial business combination is successfully consummated, thus the directors may have a conflict of interest in determining whether a particular target business is an appropriate candidate with whom to consummate the initial business combination. The Company has also enhanced the disclosure on page 91 in the section entitled “Certain Relationships and Related Party Transactions – Other” to indicate that the directors, officers and existing stockholders may participate in the directed unit program.

21.     Briefly address whether the units issued pursuant to the directed unit program will be subject to any lock-up agreements.

The Company has advised us that the units to be issued pursuant to the directed unit program will not be subject to any lock-up agreements. However, if the Company’s existing stockholders purchase units in the directed unit program, the shares of common stock included in such units will be subject to the escrow agreement pursuant to which the existing stockholders have agreed to place their shares of common stock in escrow until 3 years from the prospectus date. The Company has disclosed this fact on pages 92-93, under “Principal Stockholders – Escrow of Shares Held by Existing Stockholders.”

Please contact the undersigned at (203) 351-8107 with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Randi-Jean G. Hedin
Randi-Jean G. Hedin

cc:	Mr. Corrado De Gasperis

Mr. Michael Karney

Branch Chief

Mr. Paul Belvin

Associate Director, SEC